Exhibit 10.4

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into as of the Effective Date (as defined below)

BETWEEN:

(1)    Azur Pharma Limited, a limited liability company formed under the laws of Ireland (registered number 399192) whose principal place of business is at 45 Fitzwilliam Square, Dublin 2, Ireland; and

(2)    Fintan Keegan (“Employee”).

WHEREAS, AzurPharma Limited (“Azur”), Jazz Pharmaceuticals, Inc. (“Jazz”), Jaguar Merger Sub Inc. (a wholly-owned subsidiary of Azur), and Seamus Mulligan as Indemnitors’ Representative, are entering into an Agreement and Plan of Merger and Reorganization, dated September 19, 2011 (the “Merger Agreement”), pursuant to which the parties thereto will effect a reorganization and merger, among other things.

WHEREAS, as a result of the transactions contemplated by the Merger Agreement (the “Merger”), Jaguar Merger Sub Inc. will merge with and into Jazz, with Jazz as the surviving entity, and Azur will change its name to Jazz Pharmaceuticals plc (“New Jazz” or “Employer”).

WHEREAS, Employee is currently an employee of Azur.

WHEREAS, following the Merger, Employer wishes for Employee to continue employment with Employer, and wishes to provide Employee with certain compensation and benefits in return for his services, on the terms set forth in this Agreement.

WHEREAS, together with the Noncompetition Agreement being executed in connection with the Merger (the “Noncompetition Agreement”), this Agreement will supersede and replace any and all prior agreements, representations, letters, understandings or promises with anyone, written or oral, with regard to the terms and conditions of Employee’s employment with Employer (or with its predecessor, Azur), including but not limited to Employee’s prior employment agreement with Azur dated august 29, 2006 and the employment amendment dated September 3, 2010, as such agreement or amendment is now or hereafter amended prior to the Closing Date (the “Prior Employment-Related Agreement”).

WHEREAS, Employee wishes to continue employment with Employer following the Merger and to provide such services to Employer in return for certain compensation and benefits on the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, it is hereby agreed by and between the parties hereto that Employee as follows:

1.	EMPLOYMENT BY EMPLOYER.

1.1        Contingent on Transaction. The employment terms and conditions set forth in this Agreement shall become effective as of the “Closing Date”, as that term is defined in the Merger Agreement. If the “Closing” (as defined in the Merger Agreement) does not occur, or the Merger Agreement is terminated in accordance with its terms, this Agreement shall have no effect, and shall not be binding on Employer or Employee.

1.2        Appointment. Employer agrees to employ Employee, and Employee hereby accepts such employment, on the terms and conditions set forth herein, effective as of the Closing Date (the “Employment”).

1.3        Exclusive Employment. During the continuance of the Employment, Employee will not (except as a representative of Employer): undertake, nor directly or indirectly be engaged, concerned or interested in, any other business firm, company, concern, enterprise, or society (whether incorporated or not) other than ones in which Employee is a passive investor; or become an employee, officer, servant or agent of or consultant to any other business, firm, company, concern, enterprise or society (whether incorporated or not). Employee may engage in civic and not-for-profit activities so long as such activities do not materially interfere with the performance of his duties hereunder. During the continuance of the Employment, Employee will devote his best efforts and substantially all of his business time and attention to the business of Employer and the Group Companies, except for holiday periods as set forth herein and reasonable periods of illness or other leave periods permitted by the Employer’s general employment policies.

1.4        Agreement Not to Participate in Competitors. During the continuance of the Employment, Employee agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by him to be adverse or antagonistic to Employer or any Group Company or any of their respective businesses or prospects, financial or otherwise, provided, however, that he may own, as a passive investor, securities of any competitor corporation, so long as his direct holdings in any one such corporation shall not in the aggregate constitute more than five percent (5%) of the voting stock of such corporation.

1.5        Employee Representation and Warranty. Employee represents and warrants that Employee is: (a) not prevented by any agreement, arrangement, contract, understanding, court order or otherwise, which in any way directly or indirectly restricts or prohibits Employee from fully performing the duties of the Employment, or any of them, in accordance with the terms and conditions of this Agreement and (b) not currently and has never been prevented, restricted or disqualified from holding the office of director or secretary to the Board of the Directors of Employer (the “Board”) or the board of directors of any Group Company.

1.6        Commencement and Termination Date. Employee’s commencement date for statutory and all other purposes shall be the date of Employee’s initial commencement of employment with Azur. Subject to any provision herein providing for earlier termination, the Employment shall continue thereafter unless terminated by not less than three months’ notice given by either party to the other, except as permitted under Section 4.1 and subject to Section 4.2, provided that subject always to the provisions of Section 5 the Employee shall not be entitled to provide notice within the first nine months after the Effective Date.

1.7        Place of Work. Employee’s primary office location shall be Dublin, Ireland. Employer reserves the right to reasonably require the Employee to perform his duties at other locations from time to time and to require reasonable business travel both throughout and outside Ireland. Employer reserves the right to change the Employee’s work location from time to time in its discretion, subject always to the provisions of Section 5. Any such change to place of work will not constitute a breach of this Agreement or give rise to any entitlement to payment to the Employee for disturbance, relocation or otherwise.

1.8        Title, Duties. Employee’s title as of the Closing Date shall be Senior Vice President, Finance, Dublin, in which capacity he shall report to Kate Falberg and at all times act in the best interests of Employer and do all in his power to promote, develop and extend the business of Employer and shall faithfully and diligently perform such duties and exercise such powers consistent therewith as may from time to time be assigned to or vested in him by the Board or Employer. Subject always to the provisions of Section 5, Employer reserves the right to change Employee’s title and/or to assign to the Employee duties of a different nature either additional to or instead of those referred to above at any time in its sole discretion.

Subject always to the provisions of Section 5, Employee shall comply with the reasonable and lawful orders of his supervisor, the Board and any other person authorized by the Board. Subject always to the provisions of Section 5, Employee may be reasonably required in pursuance of his duties to perform services consistent with Employee’s position with Employer not only for Employer but also for any Group Company, including by way of a secondment arrangement and, without further remuneration (except as otherwise agreed), to accept any such office or position with Employer or any Group Company which is consistent with his position with Employer, as the Board, Employer and/or any other person authorized by the Board may from time to time reasonably require. Employer may at its sole discretion assign the Employment to any Group Company on the same terms and conditions as set forth herein.

1.9        Working Hours. Employee shall work such hours as may be required for the proper performance of his duties including at weekends and beyond normal business hours (9am – 5pm Monday through Friday) and shall be deemed to determine his own working hours for the purposes of section 3(1)(c) of the Organisation of Working Time Act 1997. Any such additional work time shall be unpaid.

1.10        Policies and Procedures. The employment relationship between the parties shall also be governed by, and Employee agrees to comply with, the general policies, employment policies and other practices of Employer (as may be modified from time to time within the discretion of Employer), as well as any applicable regulatory obligations and codes of practice whether or not such obligations are otherwise legally binding, except that when the terms of this Agreement differ from or are in conflict with these general policies, employment policies or practices, this Agreement shall control.

2.	COMPENSATION AND BENEFITS.

2.1        Salary. Employee’s initial annualized base salary for services to be rendered hereunder is €200,000, payable monthly pro rata in arrears by equal installments into Employee’s nominated bank account by electronic credit transfer subject to the deduction of income tax, employee PRSI, if any, the Universal Social Charge and any other applicable deductions/levies (“Base Salary”). The Employee’s Base Salary shall accrue from day to day.

2.2        Participation in Bonus Plan.  Beginning for calendar year 2012 (for which bonuses, if any, are expected to be payable during the first quarter of 2013), Employee will be entitled to participate in the Cash Bonus Plan to be adopted by New Jazz following the date of this Agreement (the “Cash Bonus Plan”), pursuant to the terms of the Cash Bonus Plan and with terms that are expected to be substantially similar to the existing Jazz Cash Bonus Plan. Whether or not Employee earns any bonus will be dependent on actual achievement of applicable individual and corporate performance goals, as determined by Employer, and is subject to (a) Employee’s continued employment with Employer through the date the bonus is paid, (b) Employee being in good standing through the date the bonus is paid and (c) Employee not having given notice of resignation through the date the bonus is paid. Employee’s target bonus percentage under the Cash Bonus Plan will be aligned to the target level in the plan for Senior Vice Presidents, which is currently 40% of base salary received during the calendar year, as determined in accordance with the Cash Bonus Plan.

2.3        Fees.  The remuneration specified at 2.1 above shall be inclusive of any fees receivable in relation to any office, nomination or appointment as Employer representative which Employee may hold with Employer, any Group Company or any other company or unincorporated body.

2.4        Equity Award. Subject to approval of the Board (or to a committee to which the Board may delegate authority concerning the subject matter hereof) and to materially induce Employee to enter into this Agreement and provide services to Employer, as soon as practicable following the Closing Date, and contingent upon Employee’s continued service through the grant date, Employee will receive an equity award (the “Grant”) relating to ordinary shares, with a nominal value of $0.01 each, in the capital of New Jazz (“New Jazz Ordinary Shares”), pursuant to the terms of New Jazz’s equity incentive plan (the “Equity Plan”). The terms of the Grant will be substantially similar to those granted to other employees of New Jazz with similar responsibilities and seniority. The Grant shall be subject to the terms and conditions set forth in a grant notice, grant agreement and the Equity Plan. In the event of a conflict between the terms as set out in this paragraph and the terms of the Equity Plan, the latter shall prevail.

2.5        Pension. This employment is not pensionable and Employee should make his own pension and life assurance arrangements. Employer provides access for Employee to contribute to a standard Personal Retirement Savings Account (PRSA) by way of deductions of contributions from Employee’s salary. Employer does not contribute to the PRSA. The PRSA is administered through Hibernian Life & Pensions Limited, One Park Place, Hatch Street, Dublin 2.

2.6        Standard Employer Benefits.  Except as otherwise provided herein, Employee shall be eligible to participate in the standard Employer benefits and compensation plans and practices that may be in effect from time to time, within the discretion of Employer and as provided by Employer to its employees generally, subject to the terms and conditions of those plans and practices. Following the Closing Date, employee will maintain his existing vacation balance, if any, with Employer. With respect to accrued sick leave, Employee will retain his existing sick leave balance, if any, for the remainder of the calendar year in which the Closing of the Merger occurs only. Future accrual of vacation and sick leave will be pursuant to a revised Employer plan to be put in place following the Closing Date. Details of the vacation and sick leave policies will be contained in the employee handbook or such other policy document as Employer may generate.

2.7        Deductions from Salary.  Employer shall be entitled at any time during the Employment, or in any event on termination, to deduct from Employee’s remuneration hereunder any monies due from him to Employer including but not limited to any overpayments made to him, outstanding loans, advances, the cost of repairing any damage or loss to Employer’s property caused by him (and of recovering the same), excess holiday, any sums due from him in respect of sickness benefit and any other monies owed by him to Employer. By signing this Agreement, Employee hereby consents to any such deductions from remuneration or other sums due by Employer.

2.8        Changes to Compensation. Subject always to the provisions of Section 5, Employee’s compensation and benefits may be changed from time to time at the sole discretion of Employer.

3.	PROPRIETARY INFORMATION OBLIGATIONS.

3.1        Confidential Information. Employee recognizes that, whilst performing his duties for Employer, he will have access to and come into contact with trade secrets and confidential information belonging to Employer and to the Group Companies and will obtain personal knowledge of and influence over its or their customers and/or employees. Employee shall neither during the Employment (except in the proper performance of his duties) nor at any time after the termination thereof (without limit), directly or indirectly use for his own purposes or those of any other person, company, business entity or other organization whatsoever; or disclose to any person, company, business entity or other organization whatsoever; any trade secrets or confidential information relating or belonging to Employer or the Group Companies, including but not limited to any such information relating to customers, customer lists or requirements, price lists or pricing structures, sales and marketing information, business plans or dealings, employees or officers, source codes and computer systems, software, financial information and plans, designs, formulae, prototypes, product lines, services, research activities, any document marked “Confidential” (or with a similar expression), or any information which Employee has been told is confidential or which he might reasonably expect Employer or a Group Company would regard as confidential, or any information which has been given to Employer or a Group Company in confidence by customers, suppliers or other persons. The obligations contained in this clause shall not apply to any disclosures required by law, and shall cease to apply to any information or knowledge which may subsequently come into the public domain after the termination of Employment other than by way of unauthorized disclosure.

3.2        Employer Documents.  Employee shall not at any time during the continuance of his Employment with Employer make any notes or memoranda relating to any matter within the scope of Employer’s business, dealings or affairs otherwise than for the benefit of Employer or any Group Company.

3.3        Public Statements.  Employee shall not make or communicate any statement (whether written or oral) to any representative of the press, television, radio or other media and shall not write any article for the press or otherwise for publication on any matter connected with or relating to the business of Employer or any Group Company without obtaining the prior written approval of the Chief Executive Officer of Employer.

3.4        Intellectual Property.  Any discovery, invention, process or improvement in procedure made or discovered by Employee (whether alone or jointly with others) while in the employment or service of Employer or any Group Company in connection with or in any way affecting or relating to the businesses of Employer or any Group Company or capable of being used or adapted for use therein by Employer or any Group Company shall promptly be disclosed to Employer and shall belong to and be the absolute property of Employer or such other Group Company as Employer may nominate for the purpose. Employee, if and whenever required so to do (whether during or after the termination of the Employment), shall at the expense of Employer (or its nominee) apply for or join in applying for letters patent or other equivalent protection in Ireland and/or any other part of the world for any discovery, invention, process or improvement as aforesaid and execute and do all instruments and things necessary for vesting the said letters patent or other equivalent protection when obtained and all right, title and interest to and in the same in Employer (or its nominee) absolutely and as sole beneficial owner or in such other person as may be required. Employee hereby irrevocably appoints Employer to be its attorney in his name and on his behalf to execute and do any such instruments or things and generally to use his name for the purpose of giving to Employer or its nominees the full benefit of the provisions of this clause.

3.5        Post-Termination Obligations.  In consideration of the salary and other benefits payable under this Agreement, Employee covenants with and undertakes to Employer that he will observe the post-termination obligations set out in the Noncompetition Agreement, which agreement constitutes part of this Agreement.

3.6        Retroactive Effectiveness.  Employee agrees that Sections 3.1 through 3.4 hereof are effective retroactive to his first day of employment with Azur.

4.	TERMINATION OF EMPLOYMENT.

4.1        Summary Dismissal. Notwithstanding anything to the contrary herein, including in Sections 1.2 or 1.6 above, Employer may terminate the Employment summarily without notice, and without pay in lieu of notice, for Cause (as defined in Section 5.1(e)) or if Employee shall at any time do any of the following, in each case as determined by the Board in its sole discretion:

(a)        be guilty of dishonesty;

(b)        act in any manner (whether in the course of his duties or otherwise) which is likely to bring him, Employer or any Group Company into disrepute or prejudices the interests of Employer or any Group Company;

(c)        be or become prohibited by law from being a director; and

(d)        directly or indirectly advise or participate or act in concert (within the meaning of the City Code on Take-Overs and Mergers) with any person who makes or is considering making any offer for the issued share capital of Employer.

Any delay by Employer in exercising such right to termination shall not constitute a waiver thereof.

4.2        Termination on Reaching 65. Subject to earlier termination pursuant to the terms of this Agreement, the Employment shall be deemed to have terminated automatically and by mutual consent on the date of Employee’s 65th birthday. For the avoidance of doubt, if the Employment terminates pursuant to this Section, Employer shall pay Employee’s remuneration and benefits up to and including the date of his 65th birthday, and thereafter no amounts shall be due and owing from the Employer to the Employee

4.3        Return of Company Property. On termination of the Employment, Employee shall forthwith return to Employer in accordance with its instructions all equipment, correspondence, records, specifications, software, models, notes, reports and other documents and any copies thereof and any other property belonging to Employer or any Group Company (including but not limited to car, keys, credit cards, computers, equipment and passes) which are in his possession or under his control. Employee shall, if so required by Employer, confirm in writing his compliance with his obligations under this Section.

4.4        Garden Leave & Pay in Lieu. Employee agrees that Employer may at its absolute discretion:

(a)        require Employee not to attend at work and/or not to undertake all or any of his duties during all or any part of any period of notice of termination of employment under Section 1.6 (whether given by Employee or Employer) (the “Garden Leave Period”). Employer shall continue to pay Employee’s normal remuneration during any such Garden Leave Period provided that Employee complies with the terms of this Agreement;

(b)        terminate the Employment at any time with immediate effect by giving written notification that it will make a payment in lieu of notice in the total amount of Employee’s pro rata base salary (at the rate in force on the Termination Date) for the shortest period of notice with which Employer is entitled to terminate the Employment (or, if shorter, such as where notice already has been given by either party, for the remainder of the notice period). For the avoidance of doubt, such payment shall be made in a lump sum within 60 days after the effective date of Employee’s termination and shall not include the value of any benefits, bonus/incentive, commission, or holiday entitlement which would have accrued to Employee had he been employed during any notice period and, further, Employee shall have no entitlement to such payment, or payments (unless and until Employer notifies the Employee in writing that it has decided in its sole decision to make such payment(s) to him).

4.5        Suspension.  Employer shall have the right to suspend Employee pending any investigation into any potential dishonesty, gross misconduct or any other circumstances which may give rise to a right to the Employer to terminate pursuant to Section 4.1 above.

4.6        Without Prejudice.  The termination of the Employment shall be without prejudice to any right Employer may have in respect of any breach by Employee of any of the provisions of this Agreement which may have occurred prior to such termination.

4.7        Employee Representations.  Employee agrees that he will not at any time after the termination of the Employment represent himself as still having any connection with Employer or any Group Company, save as a former employee for the purpose of communicating with prospective employers or complying with any applicable statutory requirements.

4.8        Resignation from Directorships.  The Employee shall forthwith resign in writing from all directorships, trusteeships and other offices he may hold from time to time with Employer or any Group Company without compensation for loss of office in the event of:

(a)         the termination of the Employment; or

(b)        either Employer or Employee serving on the other notice of termination of the Employment (unless Employer requests that such resignation be delayed until the date of termination of the Employment).

In the event of Employee failing to comply with his obligations under this Section, he hereby irrevocably and unconditionally authorises Employer to appoint a person in his name and on his behalf to sign or execute any documents and/or do all things necessary or requisite to give effect to such resignations as referred to above.

5.	SEVERANCE PAYMENTS.

5.1        Certain Definitions. For purposes of this Section 5, the following terms are defined as follows:

(a)        “Affiliate” means any “parent” or “subsidiary” of Employer as such terms are defined in Rule 405 of the Securities Act of 1933, as amended.

(b)        “Bonus Multiplier” means the quotient obtained by dividing the number of full months that the Employee is employed in the year of a Covered Termination by twelve (12).

(c)        “Bonus Percentage” means the greater of any annual bonus, as a percentage of annual base salary paid in the year of determination, paid to the Employee in respect of either of the last two calendar years prior to the date of a Covered Termination; provided that no annual bonus paid before consummation of the Merger shall be considered for this purpose.

(d)        “Change in Control” means “Change in Control” as defined in the New Jazz Amended and Restated Change in Control Severance Benefit Plan; provided, however, that for the twelve month period following the Closing Date, the Merger shall constitute a “Change in Control” for purposes of this Section 5.

(e)        “Cause” means the occurrence of any one or more of the following: (i) the Employee’s unauthorized use or disclosure of the confidential information or trade secrets of the Employer or its Affiliates which use or disclosure causes material harm to the Employer or an Affiliate; (ii) the Employee’s material breach of any agreement between the Employee and the Employer or an Affiliate which remains uncured for ten (10) days after receiving written notification of the breach from the Employer; (iii) the Employee’s material failure to comply with the written policies or rules of the Employer or an Affiliate which remains uncured for ten (10) days after receiving written notification of the breach from the Employer; (iv) the Employee’s conviction of, or plea of “guilty” or “no contest” to, any crime involving fraud, dishonesty, or moral turpitude under the laws of any United States Federal, state, local, or foreign governmental authority; (v) the Employee’s gross misconduct; (vi) the Employee’s continuing failure to perform assigned duties after receiving written notification of the failure from the Employer; (vii) the Employee’s failure to cooperate in good faith with a governmental or internal investigation of the Employer, its Affiliates, directors, officers, or employees, if the Employer has requested the Employee’s cooperation; or (viii) any action of Employee under 4.1 warranting summary dismissal.

(f)        “Constructive Termination” means a resignation of employment by Employee after an action or event which constitutes Good Reason is undertaken by Employer or an Affiliate, or occurs; provided, however, that in order for Employee’s resignation to constitute a Constructive Termination, Employee must (i) provide written notice to Employer’s General Counsel within thirty (30) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for such resignation, (ii) allow Employer at least thirty (30) days from receipt of such written notice to cure such event, and (iii) if such event is not reasonably cured within such period, resign from all positions Employee then holds with Employer and any Affiliate effective not later than ninety (90) days after the expiration of the cure period.

(g)        “Covered Termination” means either (i) an Involuntary Termination Without Cause, or (ii) a Constructive Termination, in each case within twelve (12) months following a Change in Control. Termination of employment of Employee due to death or disability shall not constitute a Covered Termination unless a resignation of employment by Employee immediately prior to Employee’s death or disability would have qualified as a Constructive Termination.

(h)        “Good Reason” means the occurrence of any one or more of the following actions or events:

(i)        a reduction in Employee’s base salary by more than ten percent (10%) (other than a reduction in conjunction with (x) a Company-wide salary reduction, or (y) a salary reduction involving senior management of Employer which results in salary reductions for employees similarly-situated to Employee); or

(ii)        a relocation of Employee’s place of employment that increases Employee’s one-way commute by more than thirty-five (35) miles; provided and only if such reduction or relocation is effected without Employee’s consent; or

(iii)        a substantial reduction in Employee’s duties or responsibilities (and not simply a change in reporting relationships) in effect prior to the effective date of the Change in Control; provided, however, that it shall not constitute “Good Reason” if, following the effective date of the Change in Control, either (x) Employer is retained as a separate legal entity or business unit and Employee holds the same position in such legal entity or business unit as Employee held before such effective date, (y) Employee holds a position with duties and responsibilities comparable (though not necessarily identical, in view of the relative sizes of Employer and the entity involved in the Change in Control) to the duties and responsibilities of Employee prior to the effective date of the Change in Control; or

(iv)        a reduction in the Employee’s title (e.g., the Employee no longer has a “Vice President” or “Senior Vice President”, etc. title). Employee’s signature of this Agreement shall be confirmation that his duties, title and compensation payable pursuant to this Agreement shall not constitute “Good Reason.”

(i)        “Involuntary Termination Without Cause” means a termination by the Employer of the Employee’s employment relationship with the Employer or an Affiliate for any reason other than for Cause and other than as a result of death or disability.

5.2	Covered Termination.

(a)        Amount of Benefits. In the event of the Employee’s Covered Termination, and subject to the requirements set forth in Section 5.2(b), the Employee shall be entitled to receive the benefits provided by this Section 5.2.

(i)        Cash Severance Benefits. The Employer shall make a lump sum cash severance payment to the Employee in an amount equal to the sum of (1) the Employee’s base salary at the rate in effect during the last regularly scheduled payroll period immediately preceding the date of the Employee’s Covered Termination (without giving effect to any reduction in base salary that would constitute grounds for Constructive Termination) (the “Severance Base”) multiplied by 125% and (2) the product of the Severance Base multiplied by the Bonus Percentage multiplied by 125% and (3) the product of the Severance Base multiplied by the Bonus Percentage multiplied by the Bonus Multiplier. Notwithstanding the foregoing, during the twelve month period following the Closing Date, in lieu of the bonus-related cash severance payment described in the first sentence of this Section 5.2(a)(i) at (2) and (3), upon his Covered Termination, Employee shall instead be entitled to receive an amount equal to the sum of (x) the product of the Severance Base multiplied by 40% multiplied by 125% and (y) the product of the Severance Base multiplied by 40% multiplied by the quotient obtained by dividing the number of full months during such twelve month period that Employee is employed by Employer by twelve (12). Such severance payment shall be paid in a single lump sum payment on the sixtieth (60th) day following the Employee’s Covered Termination.

(ii) Health Continuation Coverage.

(1) Provided that the Employee is eligible for, and timely elects continued coverage under New Jazz health plan and following the Covered Termination, the Employer shall pay to the applicable insurers, as and when due, the applicable premiums (inclusive of premiums for the Employee’s participating dependents for such health, care plan) for such plan coverage for a period of up to fifteen (15) months following the date of the Covered Termination (or such earlier date if the Employee is no longer eligible for coverage). The provision of these benefits is subject to insurance being obtained on normal terms and subject to medical and other underwriting requirements and other terms and conditions.

(2) The Employer’s obligations under this Section 5.2(a)(ii) shall terminate, and no such premium payments (or any other payments for health coverage by the Employer) shall be made by the Employer, as of the earliest of the Employee’s death, the effective date of the Employee’s coverage by a health insurance plan of a subsequent employer and the date the Employee or his dependents cease to be eligible for New Jazz health plan coverage. The Employee shall be required to notify the Employer immediately if the Employee becomes covered by a health insurance plan of a subsequent employer or if the Employee or his participating dependents otherwise cease to be eligible for New Jazz health plan coverage during the period provided in this Section 5.2(a)(ii). Upon the conclusion of such period of insurance premium payments made by the Employer, the Employee will be responsible for the entire payment of premiums required under New Jazz health plan for the remaining duration of the period.

(iii) Equity Award Vesting Acceleration. The vesting and exercisability of (and the lapsing of any unvested share repurchase rights in respect of) all outstanding compensatory equity awards covering New Jazz Ordinary Shares that are held by the Employee on the date of such Covered Termination shall be accelerated in full, effective on the 60th day following the Covered Termination. In order to give effect to the foregoing provision, notwithstanding anything to the contrary set forth in the Employee’s equity award agreements or the rules of the plan under which such awards have been granted, following the Employee’s Covered Termination, the Employee’s options and equity awards shall not terminate with respect to any unvested portion subject to such awards that may be subject to acceleration hereunder until the day after the 60th day following the Covered Termination (provided that, in respect of any stock option, this is no later then the expiration of the term of such option and further provided that, the vested portions of any stock option shall terminate pursuant to their normal terms). With respect to any compensatory stock option held by the Employee that is subject to accelerated vesting hereunder, such option may not be exercised by the Employee in respect of the accelerated shares prior to the 60th day after the Covered Termination (provided that, in respect of any stock option, this is no later then the expiration of the term of such option). Notwithstanding the foregoing, if the Employee’s service is terminated for any reason during the twelve month period following the closing of the Merger, equity awards granted during such period shall be excluded from the vesting acceleration benefit described in this Section 5.2(a)(iii) provided, however, that this sentence shall not apply in the case of a Change in Control (other than the Merger) after the closing of the Merger.

(b) Limitations on Benefits.

(i) Release. In order to be eligible to receive benefits under Section 5.2(a), the Employee must execute a general waiver and release in a form consistent with those required of other employees of Jazz at a similar of seniority to the Employee and return such release to Employer within the time period specified therein, but in no event more than forty-five (45) days following the date of the Covered Termination, and such release must become effective in accordance with its terms but in all cases not later than the sixtieth (60th) day following the Covered Termination. No release shall require the Employee to forego any unpaid salary, any accrued but unpaid vacation pay or any benefits payable pursuant to this Agreement. The Employer, in its sole discretion, may modify the form of the required release to comply with applicable law and shall determine the form of the required release.

(ii) Certain Reductions. The Employer shall reduce the Employee’s severance benefits provided under this Agreement, to the greatest extent possible, by any other severance benefits whether contractual or statutory, pay in lieu of notice, or other similar benefits payable to the Employee by the Employer that become payable in connection with the Employee’s termination of employment, including but not limited to those payable pursuant to (1) any applicable legal requirement or (2) any Employer policy or practice providing for the Employee to remain on the payroll for a limited period of time after being given notice of the termination of the Employee’s employment. Save for those payments which may be payable under Clause 4.4 of this Agreement, the benefits provided under Section 5.2 of this Agreement are intended to satisfy any and all statutory obligations and other contractual obligations of the Employer that may arise out of Employee’s termination of employment, and the Employer shall so construe and implement the terms of Section 5.2 of this Agreement. In the Employer’s sole discretion, such reductions shall be applied on a retroactive basis, with severance benefits previously paid being re-characterized as payments pursuant to the Employer’s statutory or other contractual obligations.

(iii) Parachute Payments. If any payment or benefit to which Employee may be entitled in connection with a change in control (the “Payments”, which shall include, without limitation, the vesting of an option or other non-cash benefit or property) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended and the rules and regulations thereunder and, (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payments shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payments that would result in no portion of the Payments being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payments, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Employee’s receipt, on an after-tax basis, of the greater amount of the Payments notwithstanding that all or some portion of the Payments may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payments equal the Reduced Amount, reduction shall occur in the manner that results in the greatest economic benefit for Employee. Determination of whether Payments would result in the application of the Excise Tax, and the amount of any reduction that is necessary so that the Payments equal the Reduced Amount shall be made, at Employer’s expense, by the independent accounting firm employed by Employer prior to the date on which Employee’s right to any Payments are triggered (if requested at that time by Employee or Employer) or such other time as reasonably requested by Employee or Employer.

(iv) Mitigation. Except as otherwise specifically provided herein, the Employee shall not be required to mitigate damages or the amount of any payment provided under Section 5.2(a) of this Agreement by seeking other employment or otherwise. Similarly, no amount of any payment provided for under Section 5.2(a) of this Agreement shall be reduced by any compensation earned by the Employee as a result of employment by another employer or any retirement benefits received by such Employee after the date of the Employee’s termination of employment with the Employer, except for health continuation coverage provided pursuant to Section 5.2(a)(ii).

(c)        Tax Withholding. All payments under this Agreement will be subject to all applicable withholding of the Employer, including, without limitation, obligations to withhold for federal, state and local income and employment taxes.

6.	GRIEVANCE PROCEDURE.

6.1        Grievance. If Employee has any grievance relating to the Employment, he should raise it with the Chief Executive Officer of Employer and thereafter (if the matter is not resolved) with the Board. In such a case, the Board will deal with the matter by discussion and majority decision of those present and voting (but without Employee being entitled to vote on that issue).

7.	DISCIPLINARY PROCEDURE.

7.1        Disciplinary. Employer requires a good standard of discipline and conduct from Employee together with satisfactory standards of work. Full details of the Employer’s Disciplinary Procedure will be contained in the employee handbook or in such other policy document as Employer may generate.

8.	DATA PROTECTION.

8.1        Data. All personal information which Employer holds about Employee is protected by data protection laws. Employer take its responsibilities under these laws seriously and holds some or all of the following personal data about Employee: address, date of birth, marital status, educational or previous employment background, history and details of current position, CVs, applications and interview records, references, performance ratings or reviews, bank details, salary, bonuses, records of internet or email usage, CCTV images, records of disciplinary investigations/meetings or grievances, stock option, pension and other insurance documentation, payroll details and other related data. This information is required for the management and administration of the Employment and to protect Employee’s rights under various employment laws. For these purposes it may from time to time be necessary to disclose Employee’s personal information to third parties, including (but not limited to) payroll processors, pension brokers/trustees, or insurers. It may also be necessary to disclose information in order to comply with any legal or regulatory obligations. Employer takes all reasonable steps as required by law to ensure the safety, privacy and integrity of Employee’s personal information. Employer may need to share personal data including sensitive personal data with other related entities which are based abroad. This may involve a transfer of data, including Employee’s personal sensitive data to a country which may not have the same data protection laws as Ireland. By signing this Agreement, Employee hereby consents to Employer holding, processing, transferring or disclosing such personal data.

9.	GENERAL PROVISIONS.

9.1        Notices. Any notices provided hereunder must be in writing and shall be deemed effective upon the earlier of personal delivery (including personal delivery by fax) or the next day after sending by overnight carrier, to Employer at its primary office location and to Employee at his address as listed on the Employer’s payroll records.

9.2        Confidentiality.  Employee shall hold the provisions of this Agreement in strictest confidence and will not publicize or disclose such provisions in any manner whatsoever; provided, however, that Employee may disclose this Agreement: (a) to Employee’s immediate family; (b) in confidence to his attorneys, accountants, auditors, tax preparers, and financial advisors; and (c) insofar as such disclosure may be necessary to enforce its terms or as otherwise permitted or required by applicable law. In particular, Employee agrees not to disclose the terms of this Agreement to any current or former employee of the Employer or any of the Group Companies, save that Seamus Mulligan, David Brabazon, Eunan Maguire, Fintan Keegan and/or Mike Kelly may disclose and/or discuss the terms of this Agreement with each other.

9.3        Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties and applicable law.

9.4        Waiver.  To be effective any waiver of a breach of any provision of this Agreement shall be in writing and it shall not be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision of this Agreement.

9.5        Complete Agreement. This Agreement, together with the Noncompetition Agreement, constitutes and forms the complete, final, and exclusive embodiment of the entire agreement between Employee and Employer concerning Employee’s employment with Employer (or with its predecessor, Azur) and shall supersede and replace any and all prior agreements, representations, letters, understandings or promises with anyone, written or oral, with regard to its subject matter, including the Prior Employment-Related Agreement. This Agreement is entered into without reliance on any promise or representation other than those expressly contained herein, and the terms hereof cannot be modified or amended except in a written agreement signed by Employee and an officer of Employer and duly authorized by the Board.

9.6        Construction and Counterparts. This Agreement is to be read and construed consistently with the Merger Agreement and the Noncompetition Agreement, with the provisions of each considered as cumulative and not exclusive, and with maximum effect being given to each. For purposes of construction of this Agreement, any ambiguity shall not be construed against either party as the drafter. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement. Signatures transmitted via facsimile or by PDF shall be deemed equivalent to original signatures.

9.7        Headings. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

9.8        Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Employee and Employer, and their respective successors, assigns, heirs, executors and administrators, except that Employee may not assign any of his duties hereunder and he may not assign any of his rights hereunder without the written consent of Employer.

9.9        Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of Ireland without regard to conflicts of law principles.

9.10        Definitions. In this Agreement, the following words and expressions shall have the meanings set out below:

“Ireland” means the Republic of Ireland.

A “Group Company” includes any firm, company, corporation or other organization:

•	which is directly or indirectly controlled by Employer (including Jazz and AzurPharma Inc.); or

•	which directly or indirectly controls Employer; or

•	which is directly or indirectly controlled by a third party who also directly or indirectly controls Employer; or

•	of which Employer or any other associated company owns or has a beneficial interest in 20% or more of the issued share capital or 20% or more of its capital assets; or

•	which is the successor in title or assign of the firms, companies, corporations or other organizations referred to above.

“Termination Date” shall mean the date upon which the Employee’s employment with the Employer terminates, and for the avoidance of doubt, does not mean the date on which the greater of contractual or statutory notice would have expired had it been given unless otherwise stated.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first above written.

AZUR PHARMA LIMITED

By:	/s/ James A. Skehan

Print Name:	James A. Skehan

Title:	Company Secretary

Date:	September 19, 2011

UNDERSTOOD and AGREED to this 18 day of September, 2011.

By:	/s/ Fintan Keegan

Print Name:	Fintan Keegan

Employment Agreement